UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    October 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated October 3, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: October 3, 2008

Signed:  /s/  Michael Bebek

                  Michael Bebek

Corporate Secretary

PRESS RELEASE

TSX-V:  KGN

KEEGAN DISCOVERS 18 KM ZONE OF MINERALIZED STREAM SEDIMENTS ON MT OLIVES AND ANNOUNCES RESULTS OF NW DRILLING AT ITS ASUMURA PROJECT

Vancouver, BC, October 3, 2008 - Keegan Resources Inc. ("Keegan") is pleased to announce the results of the stream sediment survey on the recently acquired Mt. Olives concession at its Asumura project in NW Ghana.  The most significant find of the program is an 18 km long zone of anomalous stream sediments that suggest the potential for a significant regional zone of mineralization.  Keegan is currently further defining this zone with soil and augur sampling.  Keegan is also pleased to announce results from the reconnaissance drilling program on the NW structure on its Asumura concession.  Highlights include 11 m of 1.12 g/t Au, and 5 m @ 1.14 g/t Au all drilled along parallel fences of shallow holes designed to best intersect the structure. The fences are mostly 200-400 meters apart.  Keegan had previously announced an intercept of 14 m of 4.48 g/t Au 600 meters to the south east of the closest intercept reported herein and will be following up with all the results with further exploration.  Please see location map stream sediment results and drill hole locations at www.keeganresources.com.

Table 1.  Intercept for discovery hole from the NW zone.  All distance is reported in meters; all grade in g/t Au.

Fence	Hole ID	From	To	Width	Grade
NW157	KAR080157	69	75	6	0.67
NW163	KAR080163	39	48	11	1.12
NW169	KAR080169	14	24	10	0.5
NW180	KAR080180	88	93	6	0.77
NW197	KAR080197	74	79	5	1.14

President and CEO Dan McCoy states: "We are very encouraged by the results both in drill and surface sampling programs along significant strike lengths at Asumura. In addition, the Asumura project still has a significant number of untested exploration targets."

Vincent Dzakpasu is the Qualified Person with respect to NI 43-101 at Asumura. The stream sediment samples from the Mt. Olives concession are assayed using BLEG technique on a one kg sample by Transworld Laboratories (GH) Ltd., Tarkwa, Ghana and QA/QC was ensured by good repeatability from external standards.

The fences and drill holes from the NW structure at Asumura are oriented at an azimuth of approximately 315 degrees and the holes were drilled at a dip of 45 degrees in that same azimuth. Collar spacing is approximately 50 meters along fences and up to 600 meters between fences. The drill holes are approximately 100 meters in drill length and less than 75 meters in true depth. The fences and drill holes were designed to be perpendicular to the NE orientation of the structure (as indicated by augur holes and aeromagnetic surveys) and to only test mineralization at shallow depths (< 100 meters depth). Although Keegan does not have a three point solution yet to completely indicate the strike and dip of the mineralization, the best analogue for economic mineralization along the western side of the Sefwi Belt is the Kenyase deposit, which is one of a series of deposits that make up Newmont's Ahafo Mine. The Kenyase deposit in this portion of Ghana is NE trending and steeply dipping to the SE. If the mineralization that Keegan intercepted in the NW area has a similar orientation, then the true width of the reported intercepts could be approximately 80% of the drilled width. RC samples were taken at one meter intervals under dry drilling conditions. All reverse circulation drill samples are weighed on site. All samples are using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. A minimum of a 0.2 g/t cut off at beginning and end of the intercept was employed and the intercept has no more than six consecutive samples (six meters) of less than 0.2 g/t Au. Any portion of the intercepts above 10 g/t Au is reported separately.

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN and on the AMEX under the symbol KGN. More information about Keegan is available www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at: http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture and AMEX Exchange have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.